Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Greenfire Resources Ltd. (the “Company” or “Greenfire”)
205 5th Avenue SW, Suite 1900

Calgary, AB T2P 2V7

2.	Date of Material Change

September 18, 2024

3.	News Release

The Company’s news release disclosing the details discussed in this material change report was issued by the Company on September 19, 2024 and disseminated through the facilities of Newsfile Corp. (the “News Release”).

4.	Summary of Material Changes

On September 18, 2024, the Company’s board of directors (the “Board”) adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted after consideration of the announcement by Waterous Energy Fund Management Corp. in its capacity as manager of certain limited partnerships (collectively, “WEF”) that it had agreed to acquire approximately 43.3% of the issued and outstanding common shares of the Company (the “Proposed Acquisition”) from certain shareholders (the “Selling Shareholders”) of the Company.

The Company entered into the Rights Plan to ensure the fair and equal treatment of all the Company’s shareholders (the “Shareholders”) in connection with any unsolicited take-over or attempt to acquire control of the Company by providing the Board with sufficient opportunity to identify, develop and negotiate value-enhancing alternatives.

Except as otherwise defined in this material change report, capitalized terms used herein have the meanings ascribed to them in the Rights Plan. The full description of the Rights Plan in this material change report is qualified in its entirety by the full text of the Rights Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

5.1	Full Description of Material Changes

On September 18, 2024, the Board adopted the Rights Plan, the terms and conditions of which are set out in a shareholder protection rights plan agreement between Greenfire and Odyssey Trust Company dated September 18, 2024. The Rights Plan was adopted after consideration of the announcement by WEF of the Proposed Acquisition. The Selling Shareholders include, among others, Allard Services Limited, a corporation controlled by Julian McIntyre, a director of Greenfire, and Annapurna Limited, a corporation controlled by Venkat Siva, a director of Greenfire. As announced by WEF, both Mr. McIntyre and Mr. Siva have agreed with WEF to resign from the Board upon completion of the Proposed Acquisition.

Overview and Purpose of Rights Plan

The Rights Plan was entered into between Greenfire and Odyssey Trust Company of Canada on September 18, 2024 (the “Effective Date”), which has been publicly announced by the News Release. While the Rights Plan is effective as of the Effective Date, it is subject to Shareholder ratification within six months of its adoption. If the Rights Plan is not ratified by the Shareholders within six months of its adoption, the Rights Plan and all Rights issued thereunder will terminate and cease to be effective at that time.

The Rights Plan has been adopted to ensure, to the extent possible, that (a) all Shareholders are treated fairly and equally in connection with any unsolicited take-over bid or other attempt to acquire control of Greenfire (including by way of a “creeping” take-over bid or the acquisition of a control block through private agreements between a few large Shareholders such as the Proposed Acquisition) and (b) the Board has sufficient opportunity to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited take-over bid or other attempt to acquire control of Greenfire.

The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies. The Rights Plan is subject to acceptance from the Toronto Stock Exchange (the “TSX”). The Company has filed the Rights Plan with the TSX.

Issue of Rights and Rights Exercise under the Rights Plan

Pursuant to the Right Plan, one right (a “Right”) will be issued and attached to each Common Share outstanding at the Record Time of 5:00 p.m. (Calgary time) on September 27, 2024. A Right will also be attached to each Common Share issued after the Record Time. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares. Subject to the terms of the Rights Plan, the Rights issued under the Rights Plan become exercisable only if a Person (the “Acquiring Person”), together with certain related Persons (including Persons “acting jointly or in concert” as defined in the Rights Plan), acquires or announces its intention to acquire 20% or more of the Common Shares without complying with the “Permitted Bid” provisions of the Rights Plan. Following a transaction that results in a Person becoming an Acquiring Person, the Rights entitle the holder thereof (other than the Acquiring Person and certain related Persons) to purchase Common Shares at a significant discount to the Market Price at that time.

The Rights Plan will not be triggered solely by the holding of 20% or more of the Common Shares by a Shareholder and its Affiliates, Associates and joint actors prior to the date hereof, as any such Person would be Grandfathered Persons subject to the terms of the Rights Plan; however, subsequent purchases of Common Shares of the Company by a Grandfathered Person after the Effective Date may cause such Person to become an Acquiring Person pursuant to the terms of the Rights Plan. Under the Rights Plan, the Common Shares that WEF has agreed to purchase pursuant to the Proposed Acquisition are not considered to be Beneficially Owned by WEF as at Effective Date and as a result WEF will not be considered to be a Grandfathered Person pursuant to the terms of the Rights Plan. As such, to the extent that WEF (or its Affiliates, Associates and joint actors) completes the acquisition of 20% or more of the Common Shares pursuant to the Proposed Acquisition it will result in WEF becoming an Acquiring Person under the terms of the Rights Plan. The effect of the Rights Plan is to prevent WEF from acquiring more than 20% of the outstanding Common Shares pursuant to the Proposed Acquisition or otherwise other than pursuant to a Permitted Bid or as otherwise permitted under the Rights Plan.

A transaction in which a Person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the Stock Acquisition Date, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth Trading Day after the first public announcement of the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Common Shares having an aggregate Market Price equal to three times the Exercise Price.

If a Shareholder holds Rights and it does not exercise them following a Flip-in Event, a Shareholder may suffer substantial dilution. By permitting holders of Rights other than an Acquiring Person to acquire Common Shares at a discount to market value, the Rights may cause substantial dilution to a Person or group that acquires 20% or more of the Common Shares other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

Permitted Bids under the Rights Plan

The Rights Plan is not triggered if an offer to acquire Common Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow them to decide to tender or not tender without the concern that they will be left with illiquid Common Shares should they not tender.

Under the Rights Plan, a “Permitted Bid” is a Take-Over Bid made in compliance with the Canadian take-over bid regime. Specifically, a Permitted Bid is a Take-Over Bid that is made to all Shareholders, that is open for 105 days (or such shorter period as is permitted under the Canadian take-over bid regime) and that contains certain conditions, including that no Common Shares will be taken up and paid for unless more than 50% of the Common Shares that are held by Independent Shareholders are tendered to the Take-Over Bid.

A Permitted Bid is not required to be approved by the Board and such bids may be made directly to Shareholders. Acquisitions of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption under the Rights Plan

The Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of a Take-Over Bid circular to all of the Shareholders. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other future Flip-in Event occurring as a result of any other Take-Over Bid circular to all of the Shareholders prior to the expiry of any Take-Over Bid for which the Rights Plan has been waived or deemed to have been waived.

Subject to the prior consent of the Shareholders, the Board may also, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would occur as a result of an acquisition of Common Shares other than pursuant to a Take-Over Bid circular to all of the Shareholders. In such event, the Board shall extend the Separation Time to a date at least ten Business Days subsequent to the meeting of Shareholders called to approve such waiver.

The Board may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the Person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Common Shares such that it is not an Acquiring Person within ten days of the determination of the Board (or any earlier or later time specified by the Board).

Subject to the prior consent of the Shareholders, until the occurrence of a Flip-in Event, the Board may choose to redeem all but not less than all of the then outstanding Rights at $0.00001 per Right. In the event that a Person acquires Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Amendment of Rights Plan

Before Shareholder confirmation of the Rights Plan, the Board may, without the approval of holders of Common Shares and Rights, amend, supplement, vary, delete or rescind the Rights Plan in order to make any changes that the Board, acting in good faith, may deem necessary or desirable.

Following Shareholder confirmation of the Rights Plan, the Board may, without the approval of holders of Common Shares and Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) which are required to maintain the validity of the Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any such amendment, if made before the Separation Time, be submitted for approval to the holders of Common Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

At any time before the Separation Time, the Board may, with the prior consent of holders of Common Shares and Rights, received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

At any time after the Separation Time, the Board may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Tony Kraljic, Chief Financial Officer: 403-615-6180

9.	Date of Report

September 23, 2024.

Forward-Looking Statement Advisory

Certain information contained herein may constitute forward-looking statements that involve risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements, including, but not limited to, statements regarding the effects and benefits of the Rights Plan. In respect of the forward-looking statements, Greenfire has provided such statements in reliance on certain expectations and assumptions relating to the Proposed Acquisition and the effect of the Rights Plan. There can be no assurance that the Rights Plan will be effective in achieving its stated goals. Additional factors that may affect the outcome of such forward looking statements or the operations, performance, development and results of Greenfire’s businesses are described in Greenfire’s reports and filings with the Canadian securities regulatory and the United States Securities and Exchange Commission including the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/search. Such information, although considered reasonable by Greenfire at the time of preparation, may later prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are not statements of historical fact are deemed to be forward-looking statements. The forward-looking statements contained in this material change report are made as of the date of this material change report, and, except to the extent required by applicable law, Greenfire assumes no obligation to update or revise forward-looking statements made herein or otherwise, whether as a result of new information, future events, or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary note.

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